Exhibit 99.30

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

BSR Real Estate Investment Trust (the “REIT”)

333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Item 2.	Date of Material Change

September 30, 2026

Item 3.	News Release

Attached as Schedule “A” are copies of two press releases relating to the material change, which were disseminated on September 30, 2026 and October 8, 2026, respectively, through the newswire services of Cision and filed on the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca.

Item 4.	Summary of Material Change

On September 30, 2026, the REIT announced the filing of an application to list the trust units of the REIT (the “Units”) on the New York Stock Exchange (the “NYSE”) under the symbol “BSRT”. Additionally, the REIT announced the symbol change of “HOM.UN”, its C$-denominated listing, to “BSRT.UN”, which will continue to trade on the Toronto Stock Exchange (the “TSX”), as well as the delisting of “HOM.U”, its US$-denominated listing, from the TSX. The REIT also announced that trading under the REIT’s current OTCQX symbol, “BSRTF”, will cease concurrent with the NYSE listing.

On October 8, 2026, the REIT announced that trading of the Units on the NYSE is expected to commence on October 14, 2026, together with the other TSX and OTCQX trading changes noted above.

In connection with the NYSE listing, the REIT filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form 40-F (the “Registration Statement”) under the U.S.-Canada multijurisdictional disclosure system (MJDS). A copy of the Registration Statement can be found on EDGAR at www.sec.gov.

Item 5.	Full Description of Material Change

For a full description of the material change, please see the press releases dated September 30, 2026 and October 8, 2026, attached hereto as Schedule “A”.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the REIT who can answer questions regarding this material change report is as follows:

Thomas Cirbus, Chief Financial Officer
Tel: 501.371.6373

Item 9.	Date of Report

October 9, 2026

SCHEDULE “A”

(see attached)

FOR IMMEDIATE RELEASE

BSR Real Estate Investment Trust Announces Intention to Dual List Units for Trading on
the New York Stock Exchange

LITTLE ROCK, AR and TORONTO, ON, September 30, 2026: BSR Real Estate Investment Trust (“BSR” or the “REIT”) (TSX: HOM.U and HOM.UN) today announced that its Board of Trustees has approved a strategic initiative to pursue a listing of its units for trading on the New York Stock Exchange (“NYSE”) under the new ticker symbol “BSRT.”

“This is an exciting step for BSR and our investors,” said Dan Oberste, President and Chief Executive Officer of the REIT. “Listing on the NYSE aligns the REIT’s assets, operations, and functional currency with the world’s largest equity exchange by market capitalization, responds to continuous investor demand arising in the United States, and streamlines the trading dynamics for existing and prospective investors. Beyond the tactics, this initiative is expected to improve the REIT’s ability to maximize returns for our investors.”

The REIT currently intends to list its units for trading on the NYSE in mid-October. Concurrent with listing on the NYSE, the ticker symbol for the REIT’s Canadian dollar-denominated listing on the Toronto Stock Exchange (“TSX”), will be changed from “HOM.UN” to “BSRT.UN.” The REIT’s U.S. dollar-denominated TSX listing, “HOM.U”, will be delisted at the close of business on the day prior to the effective date of the NYSE listing. Trading under the REIT’s current OTCQX symbol, “BSRTF”, will cease concurrent with the NYSE listing.

In connection with the intended listing, the REIT today filed a registration statement on Form 40-F (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) and has applied to list its units on the NYSE. Any listing of the REIT’s units on the NYSE will be subject to the SEC declaring the Registration Statement effective and the REIT obtaining the approval of the NYSE and the satisfaction of all applicable listing and regulatory requirements.

The REIT cannot provide any assurance that it will be successful in achieving a listing of its units on the NYSE.

About BSR Real Estate Investment Trust

BSR Real Estate Investment Trust is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. The REIT owns a portfolio of multifamily garden-style residential properties located in attractive primary markets in the Sunbelt region of the United States.

For further information, please contact:

Spencer Andrews

Vice President of Marketing and Investor Relations

BSR Real Estate Investment Trust

Tel: 501.371.6321

Forward-Looking Statements

This news release may contain forward-looking statements (within the meaning of applicable securities laws) relating to the business of the REIT. Forward-looking statements are identified by words such as “believe”, “anticipate”, “project”, “expect”, “intend”, “plan”, “will”, “may”, “estimate”, and other similar expressions. These statements are based on the REIT's expectations, estimates, forecasts and projections and include, without limitation, statements regarding the potential listing of the REIT’s units on the NYSE, the satisfaction of any conditions relating thereto, the potential impact thereof on the REIT’s investor base and investor demand, and the expectation that the NYSE listing will improve the REIT’s ability to maximize investor returns. The forward-looking statements in this news release are based on certain assumptions including, without limitation, that the REIT will be successful in listing its units for trading on the NYSE, including satisfying and obtaining all applicable listing and regulatory requirements and approvals. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading “Risk Factors” in the REIT's Annual Information Form for the year ended December 31, 2025, which is available at www.sedarplus.ca. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this news release and, except as expressly required by applicable law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

BSR Real Estate Investment Trust to Commence Trading on the New York Stock Exchange on October 14, 2026

LITTLE ROCK, AR and TORONTO, ON, October 8, 2026: BSR Real Estate Investment Trust (“BSR” or the “REIT”) (TSX: HOM.U and HOM.UN) is pleased to announce that the REIT’s units have been approved for listing on the New York Stock Exchange (“NYSE”). The REIT expects its units to begin trading on the NYSE on October 14, 2026 under the ticker symbol “BSRT”. In celebration of the NYSE listing, BSR’s officers and Board of Trustees will be at the NYSE to ring the opening bell on Wednesday, October 14, 2026.

In addition to trading and listing on the NYSE, the ticker symbol for the REIT’s Canadian dollar-denominated listing on the Toronto Stock Exchange (“TSX”) will be changed from “HOM.UN” to “BSRT.UN”. The REIT’s U.S. dollar-denominated TSX listing, “HOM.U”, will be delisted at the close of business on October 13, 2026, the day prior to the effective date of the NYSE listing. Trading under the REIT’s current OTCQX symbol, “BSRTF”, will cease concurrent with the NYSE listing.

About BSR Real Estate Investment Trust

BSR Real Estate Investment Trust is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. The REIT owns a portfolio of multifamily garden-style residential properties located in attractive primary markets in the Sunbelt region of the United States.

For further information, please contact:

Spencer Andrews

Vice President of Marketing and Investor Relations

BSR Real Estate Investment Trust

Tel: 501.371.6321

Forward-Looking Statements

This news release may contain forward-looking statements (within the meaning of applicable securities laws) relating to the business of the REIT. Forward-looking statements are identified by words such as “believe”, “anticipate”, “project”, “expect”, “intend”, “plan”, “will”, “may”, “estimate”, and other similar expressions. These statements are based on the REIT's expectations, estimates, forecasts and projections and include, without limitation, statements regarding the anticipated timing of the REIT’s listing of its units on the NYSE, de-listing of the REIT’s U.S. dollar-denominated TSX listing, change of the REIT’s Canadian-dollar denominated ticker symbol on the TSX, and ceasing of trading of the REIT’s units on the OTCQX. The forward-looking statements in this news release are based on certain assumptions including, without limitation, anticipated timing of the commencement of trading of the units on the NYSE. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading “Risk Factors” in the REIT's Annual Information Form for the year ended December 31, 2025, which is available at www.sedarplus.ca. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this news release and, except as expressly required by applicable law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.